Exhibit 99.1

CooTek Announces up to US$15 million Share Repurchase Program

SHANGHAI, China, November 26, 2018 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today announced that the board of directors of the Company has approved a share repurchase program whereby CooTek is authorized to repurchase its class A ordinary shares in the form of American depository shares with an aggregate value of up to US$15 million during the 12-month period starting from November 30, 2018. The Company expects to fund the repurchases under this program with its existing cash balance.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs and other factors, subject to applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

“This share repurchase program reflects our confidence in the long-term business prospects of our company as well as our solid operating fundamentals and financial strength,” commented Karl Zhang, CooTek co-founder and Chairman. “We will continue to focus on our strategy of building a global content delivery platform by investing in AI and big-data technologies to create long-term value for our shareholders.”

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, news and short videos, healthcare, lifestyle and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com